Exhibit 99.1

FOR IMMEDIATE RELEASE

SAUDI TELECOM COMPANY (STC) SELECTS DRAGONWAVE TO SUPPORT ENTERPRISE NETWORK EXPANSION

Largest Telecom Operator in the Middle East and North Africa, and the leading operator in the Kingdom of Saudi Arabia, deploying Horizon Compact + and Harmony Enhanced products

Ottawa, Canada, April 7, 2015  — DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a leading global supplier of packet microwave radio systems for mobile and access networks, today announced Saudi Telecom Company (STC), the largest network operator in the Kingdom of Saudi Arabia, has entered into a supply agreement for DragonWave products to support its enterprise network expansion. STC has ordered Horizon Compact+ and Harmony Enhanced high capacity microwave products in its aggressive network expansions. DragonWave’s agreement with STC was made in partnership with Creative Telecom Company (CTC) and Waseela For technology consultations (Waseela), who will provide local integration services.

As a leading telecom provider in the Middle East, and with an international footprint that extends to 8 countries, STC is focused on its strategy to be the broadband operator of choice, offering ubiquitous access, converged offerings and innovative content and applications.

“Being a customer centric organization, delivering on our commitment to our customers is our primary consideration when making provisioning decisions to support our growing network,” said STC’s Senior Vice President for the Enterprise Business Unit Dr. Tarig Enaya. “The integration of DragonWave’s industry-leading microwave backhaul solutions supports our growth strategy and ensures that our enterprise end-user customers continue to receive the best in service quality and reliability.”

The Horizon Compact+ and Harmony Enhanced products, equipped with the DragonWave Bandwidth Accelerator, achieve industry-leading spectral efficiency, allowing STC to maximize the capacity achievable in the scarce backhaul spectrum.  The low latency of the DragonWave products enables a complete suite of services including high quality voice and video.  In addition, Horizon and Harmony products support 256AES encryption options to maximize network security.

“STC is a visionary company committed to delivering the quality of service that continues to drive its network growth, while maintaining tier-one carrier grade services” said Peter Allen, DragonWave President and CEO. “It is rewarding to be selected as the microwave supplier to STC, in confirmation that our products meet their very high performance standards and that we are contributing to their ongoing expansion and business success.”

About STC

The Saudi Telecommunication Group provides integrated mobile, fixed and broadband communications services to over 100 million customers globally. Headquartered in Riyadh, Saudi Arabia, Saudi Telecom Company (STC) is the largest telecommunications company by market capitalization, total revenue and number of employees in the Arab State region. STC has gone beyond its local borders to the international markets, forming a network of businesses and investments in a number of GCC countries, Asia and Africa.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Investor Contact: John Lawlor Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: +1-613-599-9991 ext 2424